UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INDEPENDENCE CONTRACT DRILLING, INC.
 (Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

453415309
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP No. 453415309	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LOGEN ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
329,371

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
329,371

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,371

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.44% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This percentage is based on 75,693,676 Shares (as defined herein) outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2018.

CUSIP No. 453415309	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LOGEN ASSET MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
329,371

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
329,371

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,371

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.44% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This percentage is based on 75,693,676 Shares (as defined herein) outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2018.

CUSIP No. 453415309	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEVEN K. GENDAL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
329,371

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
329,371

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,371

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.44% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This percentage is based on 75,693,676 Shares (as defined herein) outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2018.

Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Independence Contract Drilling, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20475 State Highway 249, Suite 300, Houston, Texas 77070

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Logen Asset Management LP (“Logen LP”);
ii)	Logen Asset Management GP LLC (“Logen GP”); and
iii)	Mr. Steven K. Gendal (“Mr. Gendal”).

This Statement relates to the Shares (as defined herein) held for the account of LAM I LLC, a Delaware corporation, which is wholly-owned by Logen Asset Management Master Fund Ltd., a Cayman Islands exempted company (“Logen Fund”).  Logen LP served as investment manager to each of LAM I LLC and the Logen Fund.  Logen GP is the general partner of Logen LP. Mr. Gendal is a managing partner of Logen LP and a member of Logen GP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of Logen LP, Logen GP, and Mr. Gendal is 410 Park Avenue, Suite 1510, New York, New York 10022.

Item 2(c).	Citizenship:

i)	Logen LP is a Delaware limited partnership;
ii)	Logen GP is a Delaware limited liability company; and
iii)	Mr. Gendal is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

453415309

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2018, Logen LP, Logen GP, and Mr. Gendal may have been deemed the beneficial owner of 329,371 Shares held for the account of LAM I LLC.

Item 4(b)	Percent of Class:

As of December 31, 2018, Logen LP, Logen GP, and Mr. Gendal may have been deemed the beneficial owner of approximately 0.44% of Shares outstanding. (This percentage is based on 75,693,676 Shares outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2018.)

Page 6 of 7 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	329,371
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	329,371

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Member

Steven K. Gendal

By:	/s/ Steven K. Gendal

February 14, 2019